FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company released 10 April, 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International, Inc., Capital Guardian Trust Company and Capital International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Ltd 72,986

Bank of New York Nominees 41,500

Chase Nominees Ltd 952,100

Midland Bank plc 96,500

Bankers Trust 43,400

Barclays Bank 20,900

Citibank London 116,300

Nortrust Nominees 809,700

State Street Bank & Trust Co 11,500

HSBC Bank plc 8,000

Mellon Nominees (UK) Ltd 91,100

State Street Nominees Ltd 272,400

Bank of New York Nominees 4,687,099

Northern Trust 937,502

Chase Nominees Ltd 3,224,863

Midland Bank plc 118,600

Bankers Trust 2,250,700

Barclays Bank 60,000

Citibank London 53,000

Morgan Guaranty 284,600

Nortrust Nominees 2,203,906

State Street Bank & Trust Co 179,600

Deutsche Bank AG 821,700

HSBC Bank plc 918,500

Mellon Bank NA 230,300

Northern Trust AVFC 196,436

KAS UK 33,600

Mellon Nominees (UK) Ltd 63,500

Bank One London 103,200

Chase Nominees Ltd 422,400

Midland Bank plc 10,800

Royal Bank of Scotland 477,100

State Street Bank & Trust Co 38,600

Lloyds Bank 24,800

Citibank NA 17,600

State Street Nominees Ltd 550,800

Bank of New York Nominees 138,400

Chase Nominees Ltd 759,000

Nortrust Nominees 93,500

State Street Bank & Trust Co 14,999

Citibank 10,000

Citibank NA 98,400

Chase Manhattan Nominee Ltd 5,300

HSBC Bank plc 24,200

5. Number of shares / amount of stock acquired

1,082,657 since last notification

6. Percentage of issued class

0.39%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p shares

10. Date of transaction

8 April 2003

11. Date company informed

10 April 2003

12. Total holding following this notification

21,589,391

13. Total percentage holding of issued class following this notification

7.83%

14. Any additional information

-

15. Name of contact and telephone number for queries

Anita Dowling (01753) 777106

16. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of notification

10 April 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 10 April, 2003